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MID-STATE BANCSHARES
NEWS RELEASE                                                        MEMBER FDIC
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                FOR IMMEDIATE RELEASE      TOTAL PAGES:  1

DATE: NOVEMBER 17, 1998
CONTACT:  James G. Stathos
TITLE:   Chief Financial Officer
PHONE NUMBER:  805/473-6803
NASDAQ SYMBOL:  "MDST"
WEBSITE ADDRESS:  www.midstatebank.com

        MID-STATE BANK ANNOUNCES $0.12 PER-SHARE QUARTERLY CASH DIVIDEND

     ARROYO GRANDE - Mid-State Bancshares President Carrol R. Pruett announced that the Board of Directors of the Company has declared a twelve cents per-share quarterly cash dividend for all shareholders of record on December 31, 1998. At their meeting held on November 11, 1998, the Board of Directors established a new policy declaring a quarterly dividend instead of the semi-annual dividends authorized in the past

     Executive Vice President and Chief Financial Officer James G. Stathos states, "After recording a solid third quarter performance, we are pleased to be able to pay this dividend to our shareholders. This action provides us the opportunity to thank them for their loyal and continued support."

     This payment represents the 62nd cash or stock dividend paid by Bancshares or its subsidiary, Mid-State Bank. Based on 10,072,984 shares of outstanding stock on November 13, 1998, the dividend results in payment of $1.2 million, which will be distributed to the approximate 3,200 shareholders on January 22, 1999.

     For nearly 40 years, Mid-State Bank has provided its customers with a friendly, home-based, community oriented bank. With assets of $1.2 billion and 28 office locations, Mid-State Bank employs over 700 San Luis Obispo and Santa Barbara County residents. Mid-State Bank...PARTNERS IN YOUR COMMUNITY since 1961.

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                           PARTNERS IN YOUR COMMUNITY